Exhibit 99.1

REAL PROSPECT LIMITED
INDEX TO COMBINED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID: 6907)	F-2
COMBINED BALANCE SHEETS AS OF JUNE 30, 2025	F-3
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEAR ENDED JUNE 30, 2025	F-4
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED JUNE 30, 2025	F-5
COMBINED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2025	F-6
NOTES TO COMBINED FINANCIAL STATEMENTS	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

REAL PROSPECT LIMITED.

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of REAL PROSPECT LIMITED (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2025, the related combined statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying combined statements have been prepared assuming that the Group will continue as a going concern. As report in Note 2(c) to the combined financial statements, the Group incurred a net loss RMB1,354 thousand, with negative operating cash flows of RMB 977 thousand. These events or conditions indicate the existence of material uncertainty which may cast doubt on the Group’s ability to continue as going concern. The combined financial statements have been prepared on the going concern basis as management of the Group has evaluated and concluded that the management’s plans in regard to these matters are described in Note 2(c). the Group will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the combined balance sheet date and the date of combined financial statements for the year ended June 30,2025. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Group’s auditor since 2025.

Singapore

February 13, 2026

REAL PROSPECT LIMITED

Combined Balance Sheets
(In thousands)

	As of June 30,
	2025		2025
	RMB		USD
ASSETS:
Current assets:
Cash and cash equivalents	778		109
Other receivables	1,726		241
Inventories, net	234		33
Amount due from related parties	37,840		5,282
Other current assets	559		78
Total current assets	41,137		5,743

Non-current assets:
Investments in Affiliate	112,649		15,725
Property, plant, and equipment, net	5,721		799
Intangible assets, net	855		119
Right of use assets	411		57
Total non-current assets	119,636		16,700
Total assets	160,773		22,443

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	91		13
Contract liabilities	1,319		184
Other payables and accrued expenses	11		2
Amount due to related parties	37,864		5,286
Accrued payroll	98		13
Lease liabilities, current	242		34
Total current liabilities	39,625		5,532
Non-current liability:
Lease liabilities, non-current	173		24
Total liabilities	39,798		5,556

Commitments and contingencies (Note 10)

Shareholders’ Equity:
Share capital	-	*	-	*
Additional Paid-in capital	122,349		17,079
Accumulated deficit	(1,374)		(192)
Total shareholder’s equity	120,975		16,887
Total liabilities and shareholders’ equity	160,773		22,443

*	Individual line items with an absolute value below 1,000 are presented as “-”.

The accompanying notes are an integral part of the combined financial statements.

REAL PROSPECT LIMITED

Combined Statements of Operations and Comprehensive Loss
(In thousands)

	Year Ended June 30
	2025	2025
	RMB	USD

Net revenues	189	26
Cost of revenue	(588)	(82)
Gross profit	(399)	(56)
Operating expenses:
Selling expenses	(1)	- *
General and administrative expenses	(954)	(133)
Total operating expenses	(955)	(133)
Loss from operations	(1,354)	(189)
Other income, net:
Others income, net	- *	- *
Loss before income taxes expense	(1,354)	(189)
Income tax expense	-	-
Net loss	(1,354)	(189)

*	Individual line items with an absolute value below 1,000 are presented as “-”.

 The accompanying notes are an integral part of these combined financial statements.

REAL PROSPECT LIMITED

Combined Statements of Changes in Shareholders’ Equity

(In thousands)

	Share Capital*	Additional paid-in Capital	Accumulated deficit	Total shareholder’s equity
	RMB	RMB	RMB	RMB
Balance as of June 30, 2024	-	7,900	(20)	7,880
Net loss	-	-	(1,354)	(1,354)
Acquisition of equity investment	-	112,649	-	112,649
Capital injection	-	1,800	-	1,800
Balance as of June 30, 2025	--	122,349	(1,374)	120,975
Balance as of June 30, 2025(USD)	-	17,079	(192)	16,887

*	Individual line items with an absolute value below 1,000 are presented as “-”.

The accompanying notes are an integral part of the combined financial statements.

REAL PROSPECT LIMITED

Combined Statements of Cash Flows

(In thousands)

	Year Ended June 30
	2025	2025
	RMB	USD

Cash flows from operating activities:
Net Loss	(1,354)	(189)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	251	35
Amortization of intangible assets	45	6
Amortization of right-of-use assets	21	3
Inventories write-down	126	18
Changes in operating assets and liabilities:
Inventories	(360)	(50)
Other receivables	(1,209)	(170)
Accounts payable	91	13
Other payables and accrued expenses	11	2
Accrued payroll	98	14
Contract liabilities	1,320	184
Lease liabilities	(17)	(2)
Net cash used in operating activities	(977)	(136)

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,742)	(522)
Purchases on intangible assets	(900)	(126)
Payment for equity investment	(1,800)	(251)
Net cash used in investing activities	(6,442)	(899)

Cash flows from financing activities:
Proceeds from related parties	35,634	4,974
Repayments to related parties	(29,242)	(4,082)
Capital contribution	1,800	251
Net cash provided by financing activities	8,192	1,143

Net increase in cash and cash equivalents	773	108
Cash and cash equivalents at beginning of year	5	1
Cash and cash equivalents at the end of the year	778	109
Reconciliation in amounts on the combined balance sheets:
Cash and cash equivalents at the end of the year	778	109

Supplemental disclosure of cash flow information:
Acquisition of equity investment	112,649	15,725
Right-of-use assets obtained in exchange for operating lease liabilities	432	60

The accompanying notes are an integral part of the combined financial statement

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements
(In thousands)

(1) Organization and Description of Business

Real Prospect Limited (“Real Prospect” or the “Company”) is a limited liability company incorporated in the Hong Kong on June 27, 2025. The Company is an investment holding company. The Company’s subsidiary is specializing in developing and operating mobile charging robots and charging piles to provide convenient charging services to customers in the People’s Republic of China (the “PRC”). For the year ended June 30, 2025, the subsidiary primarily provided charging services to customers. The Company together with its subsidiaries is collectively referred to as the Group.

As of this audit report, the Company’s subsidiaries are detailed in the table as follows:

Entities	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activity
Shenzhen Guibao Intelligent Management Co., Ltd. (“Shenzhen Guibao”)	August 4, 2025	Shenzhen, China	100%	an investment holding company
Qingdao Mai Si Technology Co., Ltd. (“Maisi”）	January 19, 2024	Qingdao, China	100%	developing and operating charging piles and mobile charging robots to provide convenient charging services

Group reorganization

(a) On August 4, 2025, Shenzhen Guibao was incorporated with an issued share capital of US$500,000. On the date of incorporation, Shenzhen Guibao was controlled by Real Prospect.

(b) Maisi was incorporated on January 19, 2024, with an issued share capital of RMB 10,000,000. Prior to the reorganization, Maisi was controlled by Guotao Liu, Xiuguo Jiang, Jingkai Li, Zihao Li and Hainan Jiayu Investment Co., Ltd. (together, the “Precedent Shareholders”). On September 28, 2025, Shenzhen Guibao acquired a 100% equity interest in Maisi from the Precedent Shareholders. Consequently, Maisi became wholly-owned subsidiaries of Shenzhen Guibao.

On July 28, 2025, the Company entered into a Share Purchase Agreement with Maase Inc. (the “Buyer”) and the sellers (the “Sellers”) comprising Arts Wing Limited and Ace Long Limited, and the existing shareholders of the Company. Pursuant to this agreement, the Buyer acquired 100% of the equity interests in the Company from the Sellers. The transaction was completed on October 28, 2025. Following the completion, Maase Inc. holds all of the issued shares of the Company.

(2) Summary of Significant Accounting Policies

(a)	Presentation and Combination

The combined financial statements have been prepared on the going concern basis in accordance with, and in compliance with, accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements have been prepared on the basis of accounting policies applicable to a going concern. This basis presumes that funds will be available to finance future operations that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business. The combined financial statements have been prepared on the historical cost convention, unless otherwise stated in the accounting policies which follow and incorporate the principal accounting policies set out below. The presentation currency is RMB.

REAL PROSPECT LIMITED
Notes to the Combined Financial Statements
(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(b)	Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reported period. The Group evaluates estimates, including those related to inventories write-downs, the allowance for credit losses of other receivables, and the useful lives of property, plant and equipment and intangible assets, the realization of deferred tax assets and impairment of long-lived assets. The Group, based their estimates on historical experience and various other factors, believed to be reasonable under the circumstances, that the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

(c)	Going Concern

The accompanying combined financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As of June 30, 2025, the Group had an accumulated deficit of RMB1,374, and cash and cash equivalents of RMB778. For the year then ended, net cash used in operating activities was RMB977.

The Group has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

To meet the cash requirements for the next 12 months from the issuance date of this report, the Group is undertaking a combination of the remediation plans:

●	The Group is implementing cost optimization initiatives across its operations to improve efficiency and preserve liquidity.

●

Following its acquisition by Maase Inc., the Group expects to receive ongoing financial and strategic support. This includes anticipated capital injections or other funding arrangements designed to enhance the Group’s cash position and support its operations for a period of at least twelve months from the date of this report.

●	The Group plans to supplement its operations and revenue through the development of new business initiatives, such as the commercial deployment of mobile charging robots.

●	The Group is going to seek more equity investment in the fiscal year 2026.

As of June 30, 2025, the Group’s having a minimum cash balance on the combined statement of financial position. The Group has taken an intensive review of operations and expenditures, including selling, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Group’s existing cash balances and projected cash generated by, and used in, operating activities, the Group believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from the issuance date of this report.

The Group will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the combined balance sheet date and the date of combined financial statements for the year ended June 30, 2025. Accordingly, the Group’s combined financial statements are prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Group will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realized other than in the amounts at which they are currently recorded in the combined balance sheet. In addition, the Group may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

REAL PROSPECT LIMITED
Notes to the Combined Financial Statements
(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have an insignificant risk of changes in value related to changes in interest rates.

(e)	Inventories, net

Inventories are stated at the lower of cost and net realizable value. The Group’s inventories consists primarily of raw materials and battery used to manufacture mobile-charging robots that will subsequently be sold to customers. The Group regularly assesses the net realizable value of its inventories. A provision for obsolescence (inventory write-down) is made when the carrying amount exceeds the estimated net realizable value. This estimation considers factors such as the current condition of inventory, aging, expected future demand, and anticipated selling prices. For the year ended June 30, 2025, inventories write-down was RMB 126. The Group takes ownership, risks and rewards of the products purchased.

(f)	Other receivables

Other receivables primarily include advances to employees and other miscellaneous receivables. Management reviews the composition of deposits and other receivables and determines if an allowance for doubtful accounts is needed. No allowance was required as of June 30, 2025.

(g)	Property, Plant and Equipment, net

Property, plant and equipment include charging piles, machinery and equipment, Office equipment, furniture and fixtures, motor vehicles and construction in progress. Construction in progress includes direct costs that are related to the construction of charging piles, and are incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific charging piles, the depreciation of these assets commences when the assets are ready for their intended use.

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Machinery and equipment	5-10	0-5%
Charging piles	8	0%
Office equipment, furniture and fixtures	3	5%
Motor vehicles	5	5%

REAL PROSPECT LIMITED
Notes to the Combined Financial Statements
(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the combined statements of operations and comprehensive loss:

For the year ended June 30, 2025
RMB
Cost of revenue	245
General and administrative expenses	6
Depreciation expense	251

(h)	Intangible assets, net

Intangible assets are stated at cost. Amortization is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

Estimated useful life (Years)
Software and operating system	10

(i)	Investments in Affiliate

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence, but does not have a controlling interest. Under the equity method, investments are initially recognized at cost and subsequently adjusted to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and its share of other comprehensive income.

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as the stock price of the investee and its corresponding volatility, if publicly traded, the Group’s intent and ability to hold the investment until recovery, and changes in the macro-economic, competitive and operational environment of the investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(j) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, accounts payable, other payable and other liabilities approximates fair value because of their short-term nature.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(k)	Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the fiscal year ended June 30, 2025.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(l)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying combined statements of operations and comprehensive loss. Accrued interest or penalties are included on the other tax liabilities line in the combined balance sheets.

(m)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sales of goods or services in the ordinary course of the Group’s activities.

The Group recognizes revenue when control of promised goods or services is transferred to a customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenue recognition is assessed under the five-step model prescribed by relevant accounting standards:

●	Identify the contract(s) with a customer.

●	Identify the performance obligation(s) in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to the performance obligation(s).

●	Recognize revenue when (or as) the Group satisfies a performance obligation.

When another party is involved in providing goods or services to a customer, the Group assesses whether its promise is to provide those goods or services itself (acting as a principal) or to arrange for them to be provided by another party (acting as an agent). The Group is a principal if it controls the specified good or service before it is transferred to the customer. When acting as a principal, revenue is recognized at the gross amount of consideration. When acting as an agent, revenue is recognized at the net amount of any fee or commission to which the Group is entitled.

Control of goods or services is transferred to a customer either over time or at a point in time. For performance obligations satisfied over time, revenue is recognized based on the progress towards complete satisfaction of that obligation. Otherwise, revenue is recognized at the point in time when the customer obtains control.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

Charging services revenues recognition

For the year ended June 30, 2025, the Group’s revenue is primarily derived from charging service fees. The Group provides charging services through charging piles and mobile charging robots operated by the Group.

Charing piles

Revenue from charging pile services is recognized at the point in time when the charging service is completed, and control is transferred to the customer. When the Group provides charging services through charging piles (under arrangements in which the Group acts as an agent, does not have discretion in setting prices, and does not bear inventory risk), the related revenue is recognized on a net basis, representing commissions earned.

Charing robots

Revenue from mobile charging robot services is recognized at the point in time when the charging service is completed, and control is transferred to the customer. When the Group provides charging services through mobile charging robots (under arrangements in which the Group acts as a principal and obtains control of the charging services before they are transferred to customers), the related revenue is recognized on a gross basis.

Contract liabilities

Contract liabilities arise when consideration is received from a customer before the Group satisfies the related performance obligation.

As of June 30, 2025, the balance of contract liabilities amounted to RMB1,319, primarily relating to advances received for future sales of mobile charging robots. These liabilities are expected to be recognized as revenue within the following year. The estimated refund liability related to returns was nil as of June 30, 2025.

Value-added tax and surcharges

The Group is subject to value-added-tax (“VAT”) on the revenues earned for product sales in the PRC. In the accompanying combined statements of comprehensive loss, such VAT is excluded from net revenues.

Disaggregated information of revenues by services:

For the year ended June 30, 2025
Revenue from charging services through charging piles	121
-- Revenue from charging services through charging piles recognized at a point in time	121
Revenue from charging services through mobile charging robots	68
-- Revenue from charging services through mobile charging robots recognized at a point in time	68
Total	189

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(n) Cost of revenue

Cost of revenues mainly consists of electricity cost, direct labor cost, depreciation and amortization and others.

(o)	Translation into USD

The combined financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2025, the last business day in fiscal year 2025, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(p)	Leases

The Group leases manufacturing plants under operating leases for terms ranging from 3yaers to 5 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s manufacturing plants leases typically have initial lease terms of 3 to 5 years. The Group’s manufacturing plants leases include fixed rental payments. The lease payments for the Group’s manufacturing plants leases do not consist of variable lease payments that depend on an index or a rate.

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the combined statements of balance sheets at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For manufacturing plants leases, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease components. The Group’s manufacturing plants lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance).

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(2) Summary of Significant Accounting Policies (Continued)

(p)	Leases-(continued)

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For manufacturing plants lease, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Group’s manufacturing plants lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the manufacturing plants contracts have no non-lease components. For the manufacturing plants lease contracts include non-lease components, the fixed lease payment is typically itemized in the manufacturing plants lease contract for separate lease component and non-lease components. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease components.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the combined statements of operations and comprehensive loss on a straight-line basis over the lease term.

In addition, the Group entered into a related-party leasing arrangement with Qingdao Jiutian Lanyue New Energy Technology Co., Ltd. For details, please refer to Note 9.

(q)	Recently accounting pronouncements

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact that adoption of this ASU will have on its financial statement disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its combined financial condition, results of operations, cash flows or disclosures.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(3) Other Receivables

Other receivables consist of the following:

As of
June 30, 2025
RMB
Advance to staff (i)	939
Other (ii)	787
Other receivables	1,726

(i)	These amounts represent advances to staff of the Group for daily business operations, which are unsecured, interest-free and repayable on demand..
(ii)	These amounts mainly represent recoverable value-added tax (“VAT”) input credits., which are expected to be recovered or offset within one year.

(4) Investments in affiliate

Investments in affiliate consist of the following:

As of
June 30, 2025
RMB
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	112,649
Total	112,649

As of June 30, 2025, investments in affiliate primarily consist of the Group’s 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd., which is accounted for using the equity method. For the year ended June 30,2025, the Group’s proportionate share of the net results of this equity method investee was nil. No impairment has been recorded on the investments accounted for under equity method for the year ended June 30,2025.

(5) Property, Plant and Equipment, net

Property, plant and equipment, net, consist of the following:

As of
June 30, 2025
RMB
Machinery and equipment	4,011
Construction in progress	244
Charging piles	1,500
Office equipment, furniture and fixtures	38
Motor vehicles	179
Total	5,972
Less: Accumulated depreciation	(251)
Property, plant and equipment, net	5,721

For the year ended June 30,2025, depreciation expense amounted to RMB251.

No impairment on property, plant and equipment was recorded for the year ended June 30, 2025.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(6) Intangible assets, net

Intangible assets, net, consist of the following:

As of
June 30, 2025
RMB
Software and operating system	900
Total	900
Less: Accumulated amortization	(45)
Intangible assets, net	855

For the year ended June 30,2025, amortization expense amounted to RMB45.

No impairment on Intangible assets was recorded for the year ended June 30 2025.

(7) Leases

The Group’s lease for manufacturing plants include only fixed rental payments with no variable lease payment terms. As of June 30, 2025, there were no leases that have not yet commenced.

The lease of manufacturing plants with a related party, Qingdao Jiutian Lanyue New Energy Technology Co., Ltd., has a term of 36 months, effective from 8 May 2025 to 7 May 2028.

The following represents the aggregate right of use assets and related lease liabilities as of June 30, 2025:

As of
June 30, 2025
RMB
Right of use assets-related party	317
Right of use assets-third party	94
Right of use assets	411

lease liabilities -related party	337
lease liabilities -third party	78
Total lease liabilities	415

Current lease liabilities	242
Non-current lease liabilities	173
Total lease liabilities	415

The weighted average lease term and discount rate as of June 30, 2025 were as follows:

As of
June 30, 2025
Weighted average lease term:
Operating leases	4
Weighed average discount rate:
Operating leases	4.90%

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(7) Leases (Continued)

The components of lease expenses for the year ended June 30 2025 were as follows:

Year ended
June 30 2025
RMB
Operating lease expense	25
Short term lease expense	-
Total	25

Maturities of lease liabilities at June 30 2025: The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

Minimum Lease
Payment
RMB
For the year ending June 30:
2026	256
2027	138
2028	22
2029	23
Total remaining undiscounted lease payments	439
Less: Interest	(24)
Total present value of lease liabilities	415
Less: Current operating lease liability	(242)
Non-current operating lease liability	173

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(8) Income Taxes

The Company’s subsidiaries incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the combined statements of operations and comprehensive loss in the year of the enactment of the change.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

The Group had total operating loss carry-forwards of RMB 259 as of June 30 2025. As of June 30, 2025, all of the operating loss carry-forwards will expire in the year of 2030. During the year ended June 30, 2025, no tax losses that had been carried forward had expired and been written off.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(8) Income Taxes (Continued)

Income tax expenses are comprised of the following:

Year ended June 30
2025
RMB
Current tax expense	-
Income tax expense	-

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

Year ended June 30
2025
RMB
Loss from operations before income taxes	(1,354)
PRC statutory tax rate	25%
Income tax at statutory tax rate	(339)
Permanent differences	49
Accelerated deductions on research and development expenses	(27)
Change in valuation allowance	317
Income tax expense	-

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(9) Related-party Balances and Transactions

The principal related-party balances as of June 30, 2025, and transactions for the year ended June 30 2025 are as follows:

Name of Related Party	Relationship to the Group
Mr. Guotao Liu	Precedent shareholder and senior officer of Maisi
Qingdao Guibao Electronic Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	A 49%-owned affiliate of the Group
Qingdao Zhiyun Zhongxin New Energy Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu
Jinan Youdian Zhixiang New Energy Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu
Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu
Huaxia Treasure (Xiamen) New Energy Technology Research Institute (Limited Partnership)	An affiliate company controlled by Mr. Guotao Liu
Mr. Jingkai Li	Precedent shareholder of Maisi

Related party transactions:

	Year ended June 30,
	2025	2025
Purchase of products	RMB	USD
Qingdao Guibao Electronic Technology Co., Ltd.	4,839	675

Leases from Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.

The Group lease manufacturing plants from Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.

As of June 30, 2025, the operating lease right-of-use assets and corresponding operating lease liabilities of leases from related party was RMB317 and RMB337.

During the year ended June 30, 2025, the Group incurred operating lease expenses in leases from related party of RMB20.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(9) Related-party Balances and Transactions (Continued)

Related-party Balances

	As of June 30,
	2025	2025
Amount due from related parties	RMB	USD
Mr. Guotao Liu(i)	34,185	4,772
Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.(i)	1,855	259
Huaxia Treasure (Xiamen) New Energy Technology Research Institute (Limited Partnership) (ii)	1,800	251
Total	37,840	5,282

(i) Amount represents unsecured, interest-free loans from related parties, which are repayable on demand. The loans were provided to supplement the Group’s working capital.

(ii) Amount due from the sale of equity interests, which is expected to be collected within one year.

	As of June 30,
	2025	2025
Amount due to related parties	RMB	USD
Qingdao Guibao Electronic Technology Co., Ltd. (iii)	1,660	232
Qingdao Huiju Laixi Intelligent Technology Co., Ltd. (v)	27,000	3,769
Qingdao Zhiyun Zhongxin New Energy Technology Co., Ltd. (v)	504	70
Jinan Youdian Zhixiang New Energy Technology Co., Ltd. (iv)	500	70
Mr. Jingkai Li(i)	8,200	1,145
Total	37,864	5,286

(iii) Amount represents trade payables for products purchased from a related party, expected to be settled within one year.

(iv) Advance payments received from related parties for sales of mobile charging robots. These advances are expected to be applied against future sales and settled within one year.

(v) Amount represents unsecured, interest-free advances to related parties that are repayable on demand.

REAL PROSPECT LIMITED

Notes to the Combined Financial Statements

(In thousands)

(10) Commitments and Contingencies

Operating lease commitments

As of June 30, 2025, the Group had no significant capital and lease commitments.

Contingencies

In the ordinary course of business, the Group may be subject to commitments and contingencies, including capital commitments, legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened significant claims and litigation as of June 30, 2025 and through the issuance date of these audited combined financial statements.

(11) Concentrations of Credit Risk

Concentration risks

For the year ended June 30, 2025, no single customer accounted for 10% or more of the Group’s total net revenue. As of June 30, 2025, no single customer accounted for 10% or more of total accounts receivable.

(12) Subsequent events

On July 28, 2025, the Company entered into a Share Purchase Agreement with Maase Inc. and the sellers comprising Arts Wing Limited and Ace Long Limited, and the existing shareholders of the Company. Pursuant to this agreement, the Buyer acquired 100% of the equity interests in the Company from the Sellers. The transaction was completed on October 28, 2025. Following the completion, Maase Inc. holds all of the issued shares of the Company.